
May 10, 2010

via U.S. mail and facsimile

Mr. Charles G. Masters, President, Chief Executive Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, FL 33607

> **RE: Deer Valley Corporation**
> **Form 8-K Item 4.01**
> **Filed May 6, 2010**
> **File No. 0-05388**

Dear Mr. Masters:

    We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. It appears that the date of change of accountant is April 20, 2010. If so, please revise your filing to change the Date of Report on the cover of the Form 8-K/A from May 4, 2010 to April 20, 2010.

2. Since it appears the date of engagement of Meeks International, LLC was May 4, 2010, revise the fifth paragraph of your filing, that is, the second paragraph under part b), to disclose that during the two most recent fiscal years and interim period between December 31, 2009 and May 4, 2010, neither the Company (nor anyone on its behalf) consulted Meeks International, LLC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written nor oral report was provided to the Company in which a conclusion reached by the new accountant was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was subject

to any disagreement or reportable event under Item 304(a)(1) of Regulation S-K. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant